UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3 )*

LODGIAN, INC.
(Name of Issuer)
Common Stock, Par Value $0.01 Per Share
(Title of Class of Securities)
54021P 20 5
(CUSIP Number)
Alex Lieblong
Key Colony Management, LLC
10825 Financial Centre Parkway, Suite 100
Little Rock, AR 72211

with a copy to:
W. Scott Wallace
Haynes and Boone, LLP
2323 Victory Avenue, Suite 700
Dallas, Texas 75219-7673
(214) 651-5587
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
January 22, 2010
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	54021P 20 5

1.	NAMES OF REPORTING PERSONS Key Colony Fund, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

	Not Applicable

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7.	SOLE VOTING POWER

NUMBER OF		3,004,853

SHARES	8.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		3,004,853

WITH	10.	SHARED DISPOSITIVE POWER

		0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	3,004,853

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐

	Not Applicable

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	13.9%

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN

CUSIP No.	54021P 20 5

1.	NAMES OF REPORTING PERSONS Key Colony Management, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	AF

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

	Not Applicable

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

	Arkansas

	7.	SOLE VOTING POWER

NUMBER OF		3,004,853

SHARES	8.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		3,004,853

WITH	10.	SHARED DISPOSITIVE POWER

		0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	3,004,853

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐

	Not Applicable

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	13.9%

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO (limited liability company)

CUSIP No.	54021P 20 5

1.	NAMES OF REPORTING PERSONS Lieblong & Associates, Inc.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

	Not Applicable

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

	Arkansas

	7.	SOLE VOTING POWER

NUMBER OF		8,500

SHARES	8.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		8,500

WITH	10.	SHARED DISPOSITIVE POWER

		0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	8,500

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐

	Not Applicable

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	Less than 0.1%

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO

CUSIP No.	54021P 20 5

1.	NAMES OF REPORTING PERSONS Alex R. Lieblong

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

	Not Applicable

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	7.	SOLE VOTING POWER

NUMBER OF		17,500

SHARES	8.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		3,004,853

EACH	9.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		17,500

WITH	10.	SHARED DISPOSITIVE POWER

		3,004,853

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	3,022,353

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐

	Not Applicable

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	13.9%

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

CUSIP No.	54021P 20 5

1.	NAMES OF REPORTING PERSONS Michael J. Grondahl

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

	Not Applicable

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	7.	SOLE VOTING POWER

NUMBER OF		13,000

SHARES	8.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		13,000

WITH	10.	SHARED DISPOSITIVE POWER

		0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	13,000

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐

	Not Applicable

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	Less than 0.1%

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

This Amendment No. 3 to Schedule 13D (this “Amendment No. 3”) is filed by and on behalf of each reporting person to update and amend the Schedule 13D related to the common stock of the issuer filed on August 19, 2005, as amended by Amendment No. 1 thereto filed on January 6, 2006, and Amendment No. 2 thereto filed on January 1, 2009 (as amended, the “Schedule 13D”). The purpose of this Amendment No. 3 is to disclose that Key Colony Fund has entered into a voting agreement with respect to the Lodgian, Inc. common stock shares it owns, and to disclose that Michael J. Grondahl is no longer employed by Key Colony Fund, L.P. Each capitalized term used and not defined herein shall have the meaning assigned to such term in the Schedule 13D. Except as otherwise provided herein, each Item of the Schedule 13D remains unchanged.
Item 1. Security and Issuer.
This Amendment No. 3 relates to the common stock, par value $.01 per share (the “Common Stock”) of Lodgian, Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 3445 Peachtree Road, N.E., Suite 700, Atlanta, Georgia 30326.
Item 2. Identity and Background.
Item 2 is amended and restated in its entirety as follows:
(a)	This statement is being filed jointly by and on behalf of each of Key Colony Fund, L.P. (“Key Colony Fund”), Key Colony Management, LLC (“Key Colony Management”), Lieblong & Associates, Inc. (“Lieblong & Associates”), Alex R. Lieblong and Michael J. Grondahl (the “Reporting Persons”).

(b)	The principal business address of each of the Reporting Persons other than Mr. Grondahl is 10825 Financial Centre Parkway, Suite 100, Little Rock, AR 72211. The principal business address of Mr. Grondahl is 45 South 7th Street, Suite 2000, Minneapolis, MN 55402.

(c)	Key Colony Fund is a limited partnership organized under the laws of the State of Delaware and is a private investment partnership.

Key Colony Management is a limited liability company organized under the laws of the State of Arkansas and its principal business is to serve as the general partner of Key Colony Fund.

Lieblong & Associates is a corporation organized under the laws of the State of Arkansas and is a broker-dealer registered under Section 15 of the Exchange Act.

Mr. Lieblong is the managing member of Key Colony Management, and a shareholder, director and officer of Lieblong & Associates, and has voting and investment power with respect to shares of Common Stock held by each entity. Mr. Grondahl is Vice President and Senior Equity Analyst at Northland Securities, Inc.

The filing of this statement shall not be construed as an admission that any Reporting Person is, for purposes of Sections 13(d) or 13(g) of the Exchange Act or otherwise, the beneficial owner of any Common Stock covered by this statement.

(d)	None of the Reporting Persons have, during the past five years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

(e)	None of the Reporting Persons have, during the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, were, or are subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or maintaining activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Messrs. Lieblong and Grondahl are United States citizens, and currently serve as directors of the Issuer.

Item 3. Source and Amount of Funds or Other Consideration.
Item 3 is amended and restated in its entirety as follows:
The source of funds used for the purchases of the 3,004,853 shares of Common Stock held by Key Colony Fund was the available working capital funds of Key Colony Fund. The aggregate funds used by Key Colony Fund to make these purchases was $31,169,786.33, including commissions.
The source of funds used for the purchases of the 8,500 shares of Common Stock held by Lieblong & Associates was the available working capital funds of Lieblong & Associates. The aggregate funds used by Lieblong & Associates to make these purchases was $87,005.00, including commissions.
The 9,000 shares of Common Stock held by Mr. Lieblong were shares of restricted stock granted to Mr. Lieblong in consideration for his service as a director of the Issuer.
The 13,000 shares of Common Stock held by Mr. Grondahl were shares of restricted stock granted to Mr. Grondahl in consideration for his service as a director of the Issuer.
Item 4. Purpose of Transaction.
Item 4 is amended to add the following:
On January 22, 2010, the Issuer entered into an agreement and plan of merger (the “Merger Agreement”) with LSREF Lodging Investments, LLC (“Purchaser”) and LSREF Lodging Merger Co., Inc. (“Merger Sub”). The Merger Agreement provides that, upon the terms and subject to the conditions set forth therein, Merger Sub will merge with the Issuer, with the Issuer continuing as the surviving company (the “Merger”).
As an inducement to Purchaser and Merger Sub to enter into the Merger Agreement with the Issuer, Key Colony Fund, Purchaser and Merger Sub entered into, concurrently with the execution of the Merger Agreement, a voting agreement (the “Voting Agreement”).
Pursuant to, and subject to the terms of, the Voting Agreement, Key Colony Fund agreed, among other things, at any meeting of the stockholders of the Issuer, to (i) vote all shares of the Common Stock it owns in favor of the Merger Agreement, the Merger, and other transactions contemplated by the Merger Agreement and (ii) vote against any action or agreement that would impede, interfere with, delay, postpone, or attempt to discourage the Merger during the term of the Voting Agreement.
In the Voting Agreement, the Purchaser, each of its executive officers, and each person it designates in writing as Key Colony Fund’s proxy, are named as proxies for voting of the shares of Common Stock held by Key Colony Fund on matters related to, and the transactions contemplated by, the Merger Agreement.
No additional consideration was paid by or to the Purchaser, Merger Sub, the Issuer, or the Reporting Persons in connection with the execution and delivery of the Voting Agreement, and therefore no funds were used in connection with the transactions requiring the filing of this statement.
References to, and description of, the Voting Agreement, the Merger Agreement and the merger contemplated thereby (the “Merger”) throughout this Schedule 13D are not intended to be complete and are qualified in their entirety by reference to the Voting Agreement and the Merger Agreement, copies of which are filed as exhibits to hereto, and which are incorporated by reference herein.
Item 5. Interest in Securities of the Issuer.
Item 5(a) and (b) are amended and restated in their entirety as follows:
(a)(b)	Set forth below is the beneficial ownership of shares of Common Stock of the Issuer, for each person named in Item 2.

Key Colony Fund is the beneficial owner of the number and percentage of shares of Common Stock (the “Key Colony Shares”) stated in Items 11 and 13 on the corresponding cover page hereto. The Key Colony Shares are also reported as beneficially owned by Key Colony Management, as the general partner of Key Colony Fund, and by Alex R. Lieblong, as the managing member of Key Colony Management. By reason of these relationships, each of Key Colony Fund, Key Colony Management, and Mr. Lieblong are reported as having shared power to vote, or to direct the vote, and shared power to dispose, or direct the disposition of, the Key Colony Shares.
Lieblong & Associates is the beneficial owner of the number and percentage of shares of Common Stock (the “Lieblong & Associates Shares”) stated in Items 11 and 13 on the corresponding cover page hereto. The Lieblong & Associates Shares are also reported as beneficially owned by Alex R. Lieblong, as a shareholder, director and officer of Lieblong & Associates. By reason of this relationship, each of Lieblong & Associates and Mr. Lieblong are reported as having shared power to vote, or to direct the vote, and shared power to dispose, or to direct the disposition of, the Lieblong & Associates Shares.
Alex R. Lieblong is the beneficial owner of the number and percentage of shares of Common Stock stated in Items 11 and 13 on the corresponding cover page hereto.
Michael J. Grondahl is the beneficial owner of the number and percentage of shares of Common Stock stated in Items 11 and 13 on the corresponding cover page hereto.
All percentages set forth in this statement are based on 21,685,094 shares of Common Stock reported as outstanding in the Issuer’s Form 10-Q for the period ended September 30, 2009.
Item 6. Contracts, Arrangements, Understandings, or Relationships with Respect to the Securities of the Issuer.
Item 6 is amended and restated in its entirety as follows:
Other than as described in Items 4 and 5 of this statement, and the agreements attached as exhibits hereto, to the knowledge of Key Colony Fund, Key Colony Management, Lieblong & Associates, Alex R. Lieblong, and Michael J Grondahl, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 above, and between any such persons and any other person, with respect to the securities of the Issuer.
Messrs. Lieblong and Grondahl currently serve as directors of the Issuer.
Item 7. Material to be Filed as Exhibits.
The following exhibits are filed as exhibits hereto:

Exhibit	Description of Exhibit
99.1	Agreement and Plan of Merger, dated as of January 22, 2010, by and among Lodgian, Inc., LSREF Lodging Investments, LLC, and LSREF Lodging Merger Co., Inc. (incorporated herein by reference from Exhibit 2.1 to the Current Report on Form 8-K filed January 22, 2010, by the Issuer with the Securities and Exchange Commission)
99.2	Voting Agreement, dated as of January 22, 2010, by and among LSREF Lodging Investments, LLC, LSREF Lodging Merger Co., Inc., and Key Colony Fund, L.P.
99.3	Joint Filing Agreement

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 25, 2010	KEY COLONY FUND, L.P.

	By:	Key Colony Management, LLC
Title: General Partner

	By:	/s/ Alex R. Lieblong
		Name:	Alex R. Lieblong
		Title:	Managing Member

KEY COLONY MANAGEMENT, LLC
	By:	/s/ Alex R. Lieblong
		Name:	Alex R. Lieblong
		Title:	Managing Member

LEIBLONG & ASSOCIATES, INC.
	By:	/s/ Alex R. Lieblong
		Name:	Alex R. Lieblong
		Title:	President

ALEX R. LIEBLONG
	By:	/s/ Alex R. Lieblong
		Name:	Alex R. Lieblong

MICHAEL J. GRONDAHL
	By:	/s/ Michael J. Grondahl
		Name:	Michael J. Grondahl

EXHIBIT INDEX

Exhibit	Description of Exhibit
99.1	Agreement and Plan of Merger, dated as of January 22, 2010, by and among Lodgian, Inc., LSREF Lodging Investments, LLC, and LSREF Lodging Merger Co., Inc. (incorporated herein by reference from Exhibit 2.1 to the Current Report on Form 8-K filed January 22, 2010, by the Issuer with the Securities and Exchange Commission)
99.2	Voting Agreement, dated as of January 22, 2010, by and among LSREF Lodging Investments, LLC, LSREF Lodging Merger Co., Inc., and Key Colony Fund, L.P.
99.3	Joint Filing Agreement